SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL discloses its preliminary traffic figures for September 2017

São Paulo, October 10th, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces today preliminary air traffic figures for the month of September, 2017. Comparisons refer to the same period of 2016.

GOL’s Highlights

|           The total volume of GOL departures increased by 0.6%, and the number of seats was up 0.7%, occasioning an increase in supply of 2.0%. Demand rose by 5.0% in the period. GOL’s load factor was 80.2% in September 2017, 2.3 p.p. up over the same period of 2016.

|           In the domestic market, volume of departures increased by 0.3%, and the number of seats was up 0.3% over September 2016. GOL increased its supply by 0.7% in September over the same period the year before. Domestic demand rose by 4.1% in the month. GOL’s load factor was 81.0%, 2.7 p.p. up over September 2016.

|           In September, both international market supply and demand rose by 13.1%, resulting in a load factor of 74.3%, achieving the same level recorded in September 2016. Passengers transported were up by 8.5% over the same period of 2016.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses its preliminary traffic figures for September 2017

	Monthly Traffic Figures (¹)			Quarter Traffic Figures (¹)			Accumulated YTD Traffic Figures (¹)
Operational data *	Sep/17	Sep /16	% Var.	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Total GOL
Departures	20,211	20,096	0.6%	63,761	62,492	2.0%	185,744	197,654	-6.0%
Seats (thousand)	3,377	3,355	0.7%	10,667	10,416	2.4%	31,081	32,943	-5.7%
ASK (million)	3,730	3,658	2.0%	12,015	11,502	4.5%	34,481	34,530	-0.1%
RPK (million)	2,993	2,850	5.0%	9,638	9,173	5.1%	27,334	26,767	2.1%
Load Factor	80.2%	77.9%	2.3 p.p	80.2%	79.8%	0.4 p.p	79.3%	77.5%	1.8 p.p
Pax on board (thousand)	2,663	2,542	4.8%	8,326	8,102	2.8%	23,827	24,267	-1.8%
Domestic GOL
Departures	19,036	18,986	0.3%	60,050	58,848	2.0%	175,231	186,530	-6.1%
Seats (thousand)	3,169	3,159	0.3%	10,011	9,771	2.5%	29,221	30,985	-5.7%
ASK (million)	3,290	3,268	0.7%	10,582	10,188	3.9%	30,595	30,536	0.2%
RPK (million)	2,665	2,560	4.1%	8,558	8,193	4.5%	24,367	23,801	2.4%
Load Factor	81.0%	78.3%	2.7 p.p	80.9%	80.4%	0.5 p.p	79.6%	77.9%	1.7 p.p
Pax on board (thousand)	2,509	2,399	4.6%	7,832	7,634	2.6%	22,419	22,839	-1.8%
International GOL
Departures	1,175	1,110	5.9%	3,711	3,644	1.8%	10,513	11,124	-5.5%
Seats (thousand)	208	196	5.7%	656	645	1.8%	1,860	1,958	-5.0%
ASK (million)	441	390	13.1%	1,433	1,313	9.1%	3,886	3,994	-2.7%
RPK (million)	328	290	13.1%	1,079	980	10.1%	2,967	2,966	0.1%
Load Factor	74.3%	74.3%	0.0 p.p	75.3%	74.6%	0.7 p.p	76.4%	74.3%	2.1 p.p
Pax on board (thousand)	154	142	8.5%	494	469	5.3%	1,409	1,427	-1.3%
On-time Departures	95.2%	96.9%	-1.7 p.p	95.6%	95.6%	0.0 p.p	95.4%	95.1%	0.3 p.p
Flight Completion	98.0%	98.1%	-0.1 p.p	98.3%	98.3%	0.0 p.p	98.4%	93.2%	5.2 p.p
Cargo Ton	8.5	7.7	9.7%	26.2	23.0	13.8%	75.2	68.2	10.3%

                   * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil’s largest airline, carrying 33 million passengers annually on more than 700 daily flights to 63 destinations, 52 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,200 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 12 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.